ZARGON
ENERGY TRUST

07020955

January 31, 2007

SUPPL

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

SEC MAIL RECEIVED FEB WASH, D.C.

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated January 31, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

BC Heagy

B.C. Heagy
Executive Vice President & CFO

PROCESSED
FEB 1 2 2007
THOMSON FINANCIAL

BCH/kf

Encl.

dw 2/12

R:\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Jan 31, 2007.doc

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: January 31, 2007

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES APPOINTMENT TO THE BOARD OF DIRECTORS

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") is pleased to announce the appointment of Margaret A. McKenzie to the Board of Directors of Zargon Oil & Gas Ltd., effective January 16, 2007.

Ms. McKenzie is currently the Chief Financial Officer of Range Royalty Limited Partnership and Spur Resources Ltd. She was previously Vice President Finance and Chief Financial Officer of Profico Energy Management Ltd. and Manager Treasury and Administration with Renaissance Energy Ltd. Ms. McKenzie holds a Bachelor of Commerce with Distinction degree from the University of Saskatchewan and is a member of the Institute of Chartered Accountants of Alberta since 1985. Ms. McKenzie currently sits on the board of directors of Bonavista Energy Trust and is a member of the Audit and Governance Committees.

Based in Calgary, Alberta, Zargon is a sustainable energy trust with oil and natural gas operations in Alberta, Saskatchewan, Manitoba and North Dakota. Zargon's securities trade on the Toronto Stock Exchange.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Executive Vice President and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

END